EXHIBIT 7.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Years Ended December 31,
(Amounts in millions of euros)	2013	2012	2011	2010	2009
Net income*	8,440	10,609	12,309	10,597	8,400
Income tax expenses*	11,110	13,035	14,091	10,246	7,720
Non-controlling interests	221	147	305	236	182
Equity in income of affiliates (in excess of)/ less than dividends received	(583)	211	(107)	(470)	(378)
Interest expensed	493	504	619	416	450
Estimate of the interest within rental expense	269	260	215	202	204
Amortization of capitalized interest	169	177	201	239	129
Total*	20,119	24,943	27,633	21,466	16,707
Interest expensed	493	504	619	416	450
Capitalized interest	264	259	176	118	141
Estimate of the interest within rental expense	269	260	215	202	204
Preference security dividend requirements of consolidated subsidiaries	–	–	–	–	–
Fixed charges	1,026	1,023	1,010	736	795
Ratio of earnings to fixed charges*	19.61	24.38	27.36	29.17	21.02

*	Figures for 2012, 2011, 2010 and 2009 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.